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Bradley C. Reed, P.C.	United States
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May 18, 2021

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt
Kathleen Collins
Mitchell Austin
Jan Woo

Re:	Instructure Intermediate Holdings I, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted April 28, 2021
CIK No. 0001841804

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Instructure Intermediate Holdings I, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 3 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated May 11, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment.

Prospectus Summary, page 1

1.

We note your revised disclosures in responses to prior comment 1. Please clarify whether the contracted Canvas LMS user count includes the users for all solution offerings that your customers have paid for pursuant to a written contract, or tell us which solutions and related user count are excluded from this measure. Also, clarify your statement in your response to prior comment 2 that contracted users are a “subset” of active users and users that have created accounts on your platforms. In this regard, please explain to us why the number of contracted users would be less than the number of active or other users on your platform.

Beijing  Boston  Dallas  Hong Kong  Houston  London  Los Angeles   Munich  New York  Palo Alto  Paris  San Francisco  Shanghai  Washington, D.C.

Securities and Exchange Commission

May 18, 2021

Response:

The Company respectfully advises the Staff that the contracted Canvas LMS user count includes only those users of the Canvas LMS solution that the Company’s customers have paid for pursuant to a written contract, and does not include (i) users of Canvas LMS who are permitted to use the solution for free (as discussed below) or (ii) users of any other solutions that the Company offers. For each customer contract for the Canvas LMS solution, the customer (such as a school district) agrees to pay a subscription fee for a specified number of users (“contracted users”), which is typically based on the number of students (or full-time equivalent students1) of the customer. The Company typically also permits other individuals affiliated with the customer or the contracted users, including teachers, administrators and observers (i.e. parents or guardians of student), to create accounts on the Company’s platform and use its solutions for free (“ancillary users”). The term “user” is inclusive of both contracted users and ancillary users. The Company does not include these ancillary users in the number of contracted users or contracted Canvas LMS users disclosed in the Prospectus. Consequently, the Company has more users of its platform than contracted users. The Company presents the number of contracted Canvas LMS users on a standalone basis because the amount of revenue generated by the Company is only impacted by the number of contracted users and not the number of users who the Company permits to actively use the Company’s platform or have created accounts on the Company’s platform. Additionally, the Company believes it is important to present contracted Canvas LMS users on a standalone basis because (i) Canvas LMS is the cornerstone of the Company’s platform, (ii) the Company derives a substantial majority of its revenue from the Canvas LMS solution and (iii) most of the Company’s customers initially engage with the Company using the Canvas LMS solution and the Company’s ability to up-sell or cross-sell new solutions or additional licenses to existing contracted Canvas LMS users is a fundamental part of the Company’s strategy.

In response to the Staff’s comment, the Company has revised the definition of “user” and “contracted Canvas LMS user” on page ii of the Prospectus, and has clarified how those terms are used throughout the Prospectus.

Corporate Organization, page 14

2.

We note your revised disclosures related to prior comment 7, including your discussion of the stock split and distribution of shares from TopCo to its equity holders that will occur prior to this offering. Please revise to clarify what will happen to the Class A and Class B Units currently outstanding and held by these equity holders. Specifically address whether these Units will also be distributed to the equity holders and/or converted into shares of common stock of the Company prior to the offering, or whether these Units will dissolve with the dissolution of TopCo.

Response:

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 14 of the Prospectus to address whether the Units will dissolve with the dissolution of TopCo.

Prior to the effectiveness of the registration statement of which this prospectus is a part, we will effect a                  -for-1 stock split of our issued and outstanding common stock. Thereafter, and prior to the consummation of this offering, (i) TopCo will distribute all of our issued and outstanding shares of common stock to its equityholders, including the Thoma Bravo Funds and our directors, officers and other employees, in accordance with the distribution waterfall provisions of TopCo’s limited partnership agreement, (ii) our directors,

[1]	“Full time equivalent students” is a measure often used in the education industry to reflect the number of full-time students plus a calculated equivalent of part-time students.

Securities and Exchange Commission

May 18, 2021

officers and other employees who hold unvested management incentive units under the Second Amended and Restated Instructure Parent, LP Incentive Equity Plan and the applicable grant agreements will exchange those incentive units for new awards of restricted stock units under our 2021 Omnibus Incentive Plan (the “2021 Plan”) having equivalent value as of the date of exchange, and (iii) TopCo will wind up and dissolve, as a result of which all of the outstanding Class A Units and Class B Units will be cancelled in their entirety and TopCo (along with the Class A Units and Class B Units) will cease to exist. None of the shares of our common stock distributed to TopCo’s equityholders will be registered at that time and, as such, all such shares will be “restricted securities” for purposes of the Securities Act. Following these transactions, the equityholders will hold our shares of common stock (or restricted stock units) directly and they will cease to be equityholders of TopCo.

Capitalization, page 67

3.	Please revise the second bullet point in the introductory section to also discuss the Corporate Organization transaction.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 67 of the Prospectus to discuss the Corporate Organization transaction.

on a pro forma as adjusted basis as of March 31, 2021, after giving effect to (i) our sale of                  shares of common stock in this offering and the application of a portion of the net proceeds from this offering to repay $         million of outstanding borrowings under our Credit Facilities as set forth under “Use of Proceeds,” assuming an initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) our Corporate Reorganization to be effected prior to the consummation of this offering.

Unaudited Pro Forma Combined Financial Data, page 77

4.

Please revise the introductory paragraphs to include a discussion of all transactions that are reflected in your pro forma financial statements, including the Corporate Organization and Offering Transaction. Refer to Article 11-02(a)(2) of Regulation S-X.

Response

In response to the Staff’s comment, the Company has revised the introductory paragraphs of the Unaudited Pro Forma Combined Financial Data on pages 77-78 of the Prospectus to include the bolded disclosure below regarding transactions that are reflected in the Company’s pro forma financial statements as required by Article 11-02(a)(2) of Regulation S-X. The Company advises the Staff that no Corporate Reorganization transactions are reflected in the pro forma financial statements. However, the Company has included the disclosure set forth below to explain the impact of the stock split, which disclosure will be updated in the Prospectus after the stock split is effected.

As described in “Prospectus Summary—Corporate Reorganization,” prior to the effectiveness of the registration statement of which this prospectus is a part, we will effect a                 -for-1 stock split of our issued and outstanding common stock. Upon the effectiveness of the stock split, the audited Successor period financial statements and the interim financial statements for the three months ended March 31, 2021 will be retrospectively recast to reflect the stock split. As such, the impacts of the stock split will be presented in the historical columns of the unaudited pro forma combined financial information within the Successor 2020 Period, the Unaudited Pro Forma Combined 2020 Period, the Total Unaudited Pro Forma 2020 Period, the Unaudited Pro Forma Interim 2020 Period, and the Total Unaudited Pro Forma Interim 2020 Period, and therefore no pro forma adjustment for the stock split is reflected herein.

Securities and Exchange Commission

May 18, 2021

Subsequent to our Corporate Reorganization and in conjunction with the offering, the selected unaudited pro forma combined financial information will give effect to us selling              shares of common stock as part of this offering and the application of the proceeds of this offering as described in “Use of Proceeds,” based on an assumed initial public offering price of $         per share, which represents the midpoint of the range on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

5.

Please revise note (1) to include a discussion regarding the impact of the Corporate Organization on the weighted average shares outstanding. Also, tell us whether you intend to reflect all offering shares in the pro forma per share calculations as per footnote (m)(i) or only those shares that will be used to repay debt as discussed in footnote (m)(ii) and explain why. Lastly, tell us your consideration to include separate pro forma per share information for each of the Corporate Organization and Offering Transactions.

Response

In response to the first part of the Staff’s comment, the Company respectfully advises the Staff that other than the stock split to be effected as part of the Corporate Reorganization, no other Corporate Reorganization transactions will impact the weighted average shares outstanding. As described in the response to Comment #4, the stock split will be effected prior to the effectiveness of the registration statement, and in fact, the Company intends to effect the stock split prior to the filing of the preliminary prospectus for the roadshow. When the stock split is effected, the Company’s financial statements will be retroactively recast to give effect to the split, which updates will be reflected in an amended Registration Statement. Therefore, in response to the third part of the Staff’s comment, the Company respectfully advises the Staff that it does not believe it is necessary or appropriate to provide separate pro forma per share information for the Corporate Reorganization.

In response to the second part of the Staff’s comment, the Company intends to reflect only those common shares issued in the offering that will be used to repay indebtedness as discussed in footnote (m), and the Company has revised that note accordingly on page 88 of the Prospectus. The Company respectfully advises the Staff that it referred to Section 3230.4 of the Division of Corporation Finance Financial Reporting Model, as updated on October 30, 2020, which states that “the denominator in computing pro forma EPS should include only those common shares whose proceeds are being reflected in pro forma adjustments in the statements of comprehensive income, such as proceeds used for debt repayment or business acquisitions” for proper treatment in pro forma financial information specific to use of proceeds and earnings per share.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 94

6.

You state that net revenue retention rate (NRR) compares the “ARR” for a customer cohort base as of a given month in the immediately preceding year for that same cohort group in the current year. You then state NRR is calculated by dividing the “total revenue” obtained from a particular customer cohort in a given month by the “total revenue” for that customer cohort from the same month in the preceding year. Please tell us whether net revenue retention rate is calculated by using ARR or total revenue from the cohort group, and revise to ensure that your disclosures are consistent throughout the filing.

Response

The Company respectfully advises the Staff that net revenue retention rate is calculated using ARR. The Company has revised its disclosure throughout the Prospectus to ensure the disclosure accurately reflects this calculation.

Securities and Exchange Commission

May 18, 2021

7.

We note your revised disclosure and response to prior comment 10. Please further revise to address the reason(s) for the increase in your net revenue retention rate from 107% at December 31, 2019 to 117.2% at December 31, 2020.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 95 of the Prospectus to discuss the increase in its net revenue retention rate from 107% at December 31, 2019 to 117.2% at December 31, 2020.

Our net revenue retention rate was 106.5%, 107.0% and 117.2% at December 31, 2018, 2019 and 2020, respectively, and 109.9% and 115.6% at March 31, 2020 and 2021, respectively. The increase in our net revenue retention rate from 107.0% at December 31, 2019 to 117.2% at December 31, 2020, and from 109.9% at March 31, 2020 to 115.6% at March 31, 2021, was attributable to increased demand for our solutions in 2020 bolstered by the accelerated adoption of hybrid and remote learning.

8.	Please revise to more clearly explain how your measure of gross revenue retention rate is calculated.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on pages 95-96 of the Prospectus to more clearly explain how the Company’s measure of gross revenue retention rate is calculated.

We calculate gross revenue retention rate by subtracting downgrades and cancellations over a 12-month period from ARR at the beginning of the corresponding 12-month period for a particular customer cohort and dividing the result by the ARR from the beginning of the same 12-month period.

9.

You state that you had 481, 572, and 682 customers with ARR of $100,000 or more as of December 31, 2018, 2019, and 2020, respectively. Please disclose the percentage of ARR generated from this subset of customer for each period presented.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 95 of the Prospectus to disclose the percentage of ARR generated from this subset of customer for each period presented.

We had 481, 572, and 682 customers with ARR of $100,000 or more as of December 31, 2018, 2019, and 2020, respectively. Customers with ARR of $100,000 or more accounted for 68.6%, 67.7%, and 68.5% of our total ARR as of December 31, 2018, 2019, and 2020, respectively.

Non-GAAP Financial Measures, page 95

10.

We note your response to prior comment 11, in which you state that you primarily contract through annual subscriptions and, accordingly, the majority of the deferred revenue is contained within a 12-month period. Please tell us what percentage of subscription revenue relates to annual contract terms versus multi-year contract terms. In this regard, you state your multi-year contracts can range from one-year to five-years and that your period of benefit for amortizing deferred commissions was determined to be four-years.

Response

The Company acknowledges the Staff’s comment and respectfully wishes to clarify the statement in response to prior comment 11 that the Company “primarily contract[s] through annual subscriptions.” The Company intended to state that it primarily invoices customers

Securities and Exchange Commission

May 18, 2021

for subscriptions on an annual or more frequent basis. The Company advises the Staff that 79.1% of the subscription revenue during fiscal year 2020 related to contracts with multi-year terms and the remainder related to contracts with annual terms. However, even with respect to multi-year contracts, in nearly all cases the Company is only contractually able to invoice its customers on a quarterly, semi-annual, or an annual basis, with the majority being invoiced annually. As a result, the amount of deferred revenue included on the balance sheet at the time of the acquisition related to deferred revenue that was expected to be recorded into revenue over a period of 12 months or less. Therefore, the impact of the fair value adjustments to deferred revenue under Accounting Standard Codification Topic 805, Business Combinations (“ASC 805”) is contained within fiscal year 2020, with insignificant impact to the outer years.

In determining the period of benefit for amortizing deferred commissions, the Company takes into consideration its customer contracts, the expected useful lives of its technologies and other relevant factors in accordance with Accounting Standard Codification Subtopic 340-40, Other Assets and Deferred Costs — Contracts with Customers (“ASC 340-40”).

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7351.

Sincerely,

/s/ Bradley C. Reed, P.C.

cc:	Steve Daly; Matthew Kaminer Instructure Intermediate Holdings I, Inc.	Bradley C. Reed, P.C.